Wellspent Market LLC (the "Company") an Oregon Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wellspent Market LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 15, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	18,840	42,365
Accounts Receivable	1,001	1,001
Inventory	235,637	288,552
Total Current Assets	255,478	331,918
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	19,718	16,433
Website, net of Accumulated Amortization	15,167	31,500
Right-Of-Use Asset	39,340	62,755
Total Non-Current Assets	74,225	110,688
TOTAL ASSETS	329,703	442,606
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	211,047	136,856
Lines of Credit	55,793	22,271
Short Term Portion of Notes Payable - Related Parties	191,541	77,823
Short Term Portion of Notes Payable	202,727	145,085
Short-Term Portion of Lease Liability	25,203	23,339
Other Liabilities	1,499	6,560
Total Current Liabilities	687,811	411,934
Long-term Liabilities		
Long Term Portion of Notes Payable - Related Parties	284,519	277,234
Long Term Portion of Notes Payable	142,662	108,956
Long-Term Portion of Lease Liability	15,505	40,708
Total Long-Term Liabilities	442,686	426,898
TOTAL LIABILITIES	1,130,497	838,832
Commitments & Contingencies (Note 4)		
EQUITY		
Member's Equity	(800,793)	(396,226)
Total Equity	(800,793)	(396,226)
TOTAL LIABILITIES AND EQUITY	329,703	442,606

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	1,996,229	2,008,186
Cost of Revenue	1,359,971	1,128,468
Gross Profit	636,258	879,718
Operating Expenses		
Advertising and Marketing	3,449	2,767
General and Administrative	791,691	721,563
Rent and Lease	61,420	83,920
Depreciation	50,932	38,212
Amortization	16,333	16,333
Total Operating Expenses	923,826	862,795
Operating Income (loss)	(287,568)	16,923
Other Income		
Employee Retention Credits	-	121,051
Interest Income	953	-
Total Other Income	953	121,051
Other Expense		
Interest Expense	92,139	72,551
Total Other Expense	92,139	72,551
Earnings Before Income Taxes	(378,753)	65,423
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(378,753)	65,423

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(378,753)	65,423
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	50,932	38,212
Amortization	16,333	16,333
Accounts Payable and Accrued Expenses	18,272	(28,239)
Inventory	52,916	(94,937)
Lines of Credit	33,522	(27,448)
Accounts Receivable	-	13,334
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	171,975	(82,744)
Net Cash provided by (used in) Operating Activities	(206,779)	(17,321)
INVESTING ACTIVITIES		
Equipment	(3,285)	(11,933)
Website	-	(5,833)
Net Cash provided by (used by) Investing Activities	(3,285)	(17,766)
FINANCING ACTIVITIES		
Proceeds from Notes Payables - Related Parties	121,003	40,816
Proceeds from Notes Payables	91,350	23,963
Member's Distributions	(25,813)	(24,351)
Net Cash provided by (used in) Financing Activities	186,539	40,428
Cash at the beginning of period	42,365	37,024
Net Cash increase (decrease) for period	(23,525)	5,341
Cash at end of period	18,840	42,365

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2023	214,806	(652,104)	(437,298)
Capital Distributions	(24,351)	-	(24,351)
Net Income (Loss)	-	65,423	65,423
Ending Balance 12/31/2023	190,454	(586,680)	(396,226)
Capital Distributions	(25,813)	-	(25,813)
Net Income (Loss)	-	(378,753)	(378,753)
Ending Balance 12/31/2024	164,641	(965,434)	(800,793)

Wellspent Market LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Wellspent Market LLC ("the Company") was formed in Oregon in 2001. The Company operates grocery and deli markets in Portland and McMinnville, Oregon. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the sale of grocery items, produce, and deli products in its retail locations. The Company's primary performance obligation is the transfer of goods to the customer at the point of sale. Revenue is recognized at the time of sale, when control of the product passes to the customer. Payments are collected immediately at the point of sale. The Company does not have significant financing components, variable consideration, or agent arrangements in these transactions. The Company does not offer returns or refunds on grocery and deli purchases except in limited cases of defective or damaged goods.

Revenue from prepared foods, including sandwiches, meals, and other deli items, is recognized when the food is delivered to the customer, either at the register or upon pickup. Payments are collected at the time of purchase. The Company has no significant financing components or obligations beyond the point of sale. Refunds are limited to errors in order preparation. The Company also generates revenue from catering services. Performance obligations are satisfied upon delivery of the catering order or completion of the event. Payments are typically due upon order or delivery, and the Company does not offer returns or refunds after the service has been provided. Deposits received in advance of the event are recorded as deferred revenue until the service is performed.

Inventory

The Company's inventory consists primarily of finished goods and is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. As of December 31, 2024, inventory totaled $235,637.

Property and Equipment

The Company's furniture, fixtures, equipment, and computer equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had payables to two related party as a result of expenses paid for by the related parties on behalf the Company. The amounts do not accrue interest are due on demand. The total balance was $117,033 as of December 31st, 2024.

A related party loaned the Company amounts resulting in a balance of $42,284 as of December 31st, 2024. The loan accrues interest at approximately 6% and is expected to be repaid in full by 2026.

A related party loaned the Company amounts resulting in a balance of $129,415 as of December 31st, 2024. The loan accrue interest at approximately 8% and is expected to be repaid in full by 2031.

A related party loaned the Company amounts resulting in a balance of $141,339 as of December 31st, 2024. The loan accrue interest at approximately 8% and is expected to be repaid in full by 2032.

On May 1, 2024, the Company issued a promissory note with a related party in the amount of $50,000. The note bears interest at 9.5% per annum and requires scheduled monthly payments of principal and interest, with quarterly installments of $3,137.16. The note matures on the earlier of May 1, 2029, or upon the occurrence of an event of default, and may be prepaid at any time without penalty. Proceeds from the note were designated for business expansion purposes. The balance of the loan was $45,989 as of December 31st, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Right Of Use Asset/Lease Liability

The Company is obligated under a lease agreement for its Portland, Oregon store location. Monthly rent payments were $2,050 beginning August 1, 2022, with a 3% annual increase. Rent increased to $2,111 beginning August 1, 2023, to $2,175 beginning August 1, 2024, and to $2,240 beginning August 1, 2025. The lease term continues through July 31, 2026. Future minimum lease payments are approximately $25,850 for the year ending July 31, 2025 and $26,880 for the year ending July 31, 2026.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**31-Dec-24**
Operating lease expense	62,176
Total	62,176

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	60,807
ROU assets obtained in exchange for new operating lease liabilities	94,217
Weighted-average remaining lease term in years for operating leases	1.58
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	**Operating**
2025-12	26,425
2026-12	15,680
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	42,105
Less: present value discount	(1,396)
Total lease liabilities	40,709

Other Leases

The Company entered into a lease for its McMinnville, Oregon store in May 2023. The lease was for an initial one-year term and has since expired. The Company is currently occupying the premises on a month-to-month basis while negotiating a new lease expected to commence in January 2025.

The Company utilizes a shared warehouse facility totaling approximately 50,000 square feet, of which it rents approximately 500 square feet. The arrangement is on a month-to-month basis at a rate of $375 per month. There is no long-term lease agreement in place for this warehouse space.

NOTE 5 – LIABILITIES AND DEBT

In May 2024, the Company entered into a loan agreement with Shopify Capital for $140,000, requiring daily remittances equal to 12% of Shopify sales. In December 2024, the Company entered into an additional loan agreement with Shopify Capital for $70,000, also requiring daily remittances of 12% of sales. The loans contain 18 month repayment terms. The combined balance of these loans was $140,157 as of December 31st, 2024.

In December 2024, the Company entered into a loan agreement for $75,000. In connection with the loan, the Company incurred a $7,500 loan fee, resulting in net proceeds of $67,500 and an initial loan balance of $82,500. The loan bears a repayment rate of 5.75% and requires minimum payments of $4,583 every 60 days. The loan matures in June 2026. The balance of the loan was $76,586 as of December 31st, 2024.

On May 24, 2020, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") under the Economic Injury Disaster Loan program in the original principal amount of $66,900. The loan bears interest at a rate of 3.75% per annum and is payable in monthly installments of $326, including principal and interest, beginning 12 months from the date of the promissory note. The loan matures 30 years from the date of the promissory note. The balance of the loan was $66,900 as of December 31st, 2024.

In 2022, the Company entered into a promissory note totaling $40,000 bearing interest at 10% per annum and a maturity date in February of 2026. The balance of the loan was $21,722 as of December 31st, 2024.

In May 2023, the Company entered into a loan agreement with a third party in the principal amount of $30,000. The loan bears interest at 7.5% per annum, with monthly payments of $951.85. The loan matures in December 2026. Proceeds from the loan were used to build out a new location for the Company. The balance the loan was $20,333 as of December 31st, 2024.

In June 2024, the Company entered into a loan agreement with an individual lender in the amount of $22,033. The loan bears interest at 9% per annum and is payable in monthly installments of approximately $548 through June 2028. Total interest to be paid over the term of the loan is approximately $4,285. The balance was $19,691 as of December 31st, 2024.

See Note 3 – Related Party Transactions or details of related party loans.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness
Shopify Loans	210,000	Loan Fee Only	2026	114,561	25,597	140,157
Square Loans	82,500	Loan Fee Only	2026	55,000	21,586	76,586
EIDL Loan	66,900	3.75%	2050	-	66,900	66,900
Notes Payable 1	40,000	10%	2026	18,000	3,722	21,722
Notes Payable 2	30,000	7.5%	2026	10,166	10,166	20,333
Notes Payable 3	22,033	9%	2028	5,000	14,691	19,691
Related Party Payables 1	117,033	None	None	117,033	-	117,033
Related Party Payables 2	42,284	6%	2026	24,862	17,421	42,284
Related Party Payables 3	129,415	8%	2031	17,509	111,906	129,415
Related Party Payables 4	141,339	8%	2032	19,457	121,882	141,339
Related Party Payables 5	50,000	9.5%	2029	12,680	33,309	45,989
Total				394,269	427,181	821,449

Debt Principal Maturities 5 Years Subsequent to 2024	
Year	Amount
2025	394,269
2026	128,785
2027	50,293
2028	49,984
2029	8,327
Thereafter	189791

Line of Credits

In August 2024, the Company entered into a line of credit agreement with QuickBooks, under which it drew $37,600 during the year. Payments are made monthly at an interest rate of 13%. The balance outstanding under this line of credit was $29,928 as of December 31, 2024. The Company also maintained another line of credit agreement during 2024, under which payments were made throughout the year, leaving an outstanding balance of $27,865 as of December 31, 2024. The total outstanding balance on all lines of credit as of December 31, 2024, was $57,793.

NOTE 6 – EQUITY

As of December 31, 2024, the Company had 80 Class A Units and 20 Class B Units outstanding. Holders of Class A Units possess full voting rights and share in profits and losses on a pro-rata basis, subject to distribution provisions. Holders of Class B Units have no voting rights but are entitled to preferential distributions until investor contributions are repaid, after which distributions are shared on a 30% Class B and 70% Class A basis. In liquidation, all Units share pari passu after satisfaction of creditor claims and reserves. The Operating Agreement restricts Class A ownership to 15% per holder unless a Manager, and limits aggregate Class B Units to 15% and individual investor ownership to 10% of total Units. Additional classes of Units may be created with the approval of a majority of Managers.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 15, 2025, the date these financial statements were available to be issued.

From January 1, 2025 through the date of this review, the Company increased its borrowings under revolving credit facilities and sales-based financing arrangements, including its QuickBooks line of credit and various credit card facilities. These borrowings were primarily used to refinance the building and relocation costs incurred in June 2024 when the Portland store was moved to its current location. As of December 31, 2025, total revolving and sales-based debt was approximately $573,000, compared to $333,000 at December 31, 2024, an increase of roughly $240,000 including the loan below.

On May 1, 2025, the Company entered into a loan agreement in the amount of $125,000. The loan carries a loan fee of $18,125, resulting in a total loan balance of $143,125. The net deposit received by the Company was $73,719, after settlement of a prior loan balance of $51,281. The loan has a term of 18 months with a maturity date of November 1, 2026, and requires repayment at a rate of 12.25%.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.